[New Medium Enterprises, Inc. Letterhead]

June 21, 2007

VIA EDGAR and FACSIMILE (202) 772-9205

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn. Mr. Larry Spirgel
Washington, D.C. 20549

Re:           New Medium Enterprises, Inc.
Form 10-KSB for Fiscal Year Ended June 30, 2006
Filed October 13, 2006
File No. 000-32779

Dear Mr. Spirgel:

This letter is in response to comments made by the staff of the Securities and Exchange Commission (the “SEC” or “Commission”) in its correspondence dated June 14, 2007, as a follow-up to its correspondence dated March 27, 2007 (the “Comment Letter”) to New Medium Enterprises, Inc. (the “Company” or “New Medium”) with respect to the above-referenced filing.

Further to the telephone conversation between our auditor, David Svoboda of Morgenstern, Svoboda, & Baer, CPA’s, P.C., and Andrew Mew of the Division of Corporation Finance on June 15, 2007, the Company has decided to revise the accounting treatment of its acquired intellectual property and to expense the previously capitalized costs related to research and development projects at the date of the consummation of the acquisition of such projects.  We will be issuing restated financial statements for the year ended June 30, 2006 and for the quarterly periods ending September 30, 2006, December 31, 2006 and March 31, 2007.

In connection with our response to your letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comments on the Company’s filings.

If you have any questions regarding this response, please contact the undersigned at +44 011 208 746 2018.

NEW MEDIUM ENTERPRISES, INC.

/s/ Mahesh Jayanarayan
By:  Mahesh Jayanarayan
Its:  Chief Executive Officer

cc:           Andrew Mew, Securities and Exchange Commission
Robert S. Littlepage, Jr., Securities and Exchange Commission
Catherine L. Miller, Thompson Hine LLP
David Svoboda, Morgenstern, Svoboda, & Baer, CPA’s, P.C.

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Tel: +44 (0) 208 746 2018   Fax: +44 (0) 208 749 8025
www.nmeinc.com  OTC BB:NMEN